UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2009 First Half Earnings Conference

KB Financial Group Inc. invites you to our 2009 First Half Earnings Conference on Thursday, July 30, 2009. The conference will be web-cast live throughout the world, in Korean and English, on our IR website at www.kbfng.com. Investors can participate by telephone during the Q&A session following the presentation. The presentation materials will also be available for viewing at the time of the web-cast and Q&A session.

Date Thursday, July 30, 2009

Time 15:30 (Korea time)

Location    International Conference Room, Ground Floor, KRX,
            Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

Language    Korean and English. Simultaneous translation will be
            available for English-speaking participants.

Agenda     2009 First Half Earnings Results and Q&A

Q&A via telephone
- From overseas     82-31-810-3001
- From Korea     031-810-3001
- Pass code     6412#
- Q&A code     *1

To listen to a recording of the web-cast and conference call
Instructions
1. Dial
- From overseas:    82-31-810-3100
- From Korea:     1566-2258 or 031-810-3100
2. Press listening code: 19441#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: July 23, 2009	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO